# SEC Schedule 13D/A (Amendment No. 7) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Aurora Innovation, Inc., CIK 0001828108
CUSIP: 051774107
Title of class of securities: Class A common stock, par value $0.00001 per share
Address of issuer's principal executive offices: 1654 Smallman St., Pittsburgh, Pennsylvania (PA), 15222
Date of event which requires filing of this statement: 09/15/2026
Amends the filing with accession number 0001552781-22-000158
Filed by CIK 0001543151
Persons authorized to receive notices and communications: Balaji Krishnamurthy, c/o Uber Technologies, Inc., 1725 3rd Street, San Francisco, California (CA), 94158, 415-612-8582

## Reporting persons
- Uber Technologies, Inc. (CIK 0001543151): type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 157,103,800; shared voting power 0; sole dispositive power 157,103,800; shared dispositive power 0; aggregate amount beneficially owned 157,103,800 (9.2% of the class)
  Comment: Note for Lines (7), (9), and (11) - Consists of 157,103,800 shares of Class A common stock, par value $0.00001 per share, of Aurora Innovation, Inc.
  Note for Line (13) - The percent of class beneficially owned by the Reporting Person was calculated based on 1,708,146,085 shares of Class A common stock outstanding as of July 22, 2026, as disclosed in the Issuer's Quarterly Report on Form 10-Q for the three months ended June 30, 2026.
  
  This statement constitutes Amendment No. 7 to the Schedule 13D relating to the shares of Class A common stock, $0.00001 par value per share (the "Class A Common Stock"), of Aurora Innovation, Inc. (the "Issuer"), and hereby amends the Schedule 13D filed with the Securities and Exchange Commission (the "SEC") on February 14, 2022 (as amended by Amendment No. 1, filed with the SEC on July 24, 2023, Amendment No. 2, filed with the SEC on May 8, 2024, Amendment No. 3, filed with the SEC on May 15, 2025, Amendment No. 4 filed with the SEC on May 22, 2025, Amendment No. 5, filed with the SEC on June 4, 2026, and Amendment No. 6, filed with the SEC on August 19, 2026, the "Schedule 13D"). Except as set forth herein, the Schedule 13D as previously filed remains applicable. All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D.

## Item 1. Security and Issuer
Title of class of securities: Class A common stock, par value $0.00001 per share
Name of issuer: Aurora Innovation, Inc.
Address of issuer's principal executive offices: 1654 Smallman St., Pittsburgh, Pennsylvania (PA), 15222

## Item 2. Identity and Background
Name of person filing: No change.
Residence or business address: No change.
Present principal occupation or employment: No change.
Criminal convictions in the last five years: No change.
Civil proceedings (securities laws) in the last five years: No change.
Citizenship: No change.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: Not applicable.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 is hereby amended and supplemented as follows:

On September 15, 2026, Neben Holdings, LLC, a wholly-owned subsidiary of the Reporting Person, sold 29,369,611 shares of Class A Common Stock to a financial institution in a block sale transaction at a price per share of $6.2050 (the "Block Sale").

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: After giving effect to the closing of the Block Sale, the Reporting Person is the beneficial owner of 157,103,800 shares of Class A Common Stock, which represent approximately 9.2% of the outstanding shares of Class A Common Stock. The percent of Class A Common Stock beneficially owned by the Reporting Person was calculated based on the 1,708,146,085 shares of Class A common stock outstanding as of July 22, 2026, as described in the Issuer's Quarterly Report on Form 10-Q for the three months ended June 30, 2026, and does not include any issued and outstanding shares of Class B common stock, $0.00001 par value per share, of the Issuer, which are convertible into shares of Class A Common Stock. None of the persons named in Schedule I beneficially own any shares of Class A Common Stock.
Number of shares as to which each person has sole or shared power to vote or dispose: After giving effect to the closing of the Block Sale, the Reporting Person has sole voting and sole dispositive power over an aggregate of 157,103,800 shares of Class A Common Stock.
Transactions in the class effected during the past sixty days: Except as otherwise reported herein, the Reporting Person and, to the best knowledge of the Reporting Person, the directors and executive officers of the Reporting Person named in Schedule I have not effected any other transactions in the shares of the Issuer since the filing of the most recent amendment to Schedule 13D.
Other persons with the right to receive dividends or sale proceeds: No change.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: No change.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: No change.

## Signatures
- Uber Technologies, Inc.: /s/ Balaji Krishnamurthy, Chief Financial Officer (09/17/2026)